UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-00768

CATERPILLAR GLOBAL MINING LEGACY SAVINGS PLAN
(Exact name of registrant as specified in its charter)

100 NE Adams Street
Peoria, Illinois 61629
(309) 675-1000
(Address, including zip code, and telephone number,
including area code, of registrant's principal executive offices)

Plan Interests Under the
Caterpillar Global Mining Legacy Savings Plan
(Title of each class of securities covered by this Form)

Caterpillar Inc., Common Stock, par value $1.00 per share(1)
(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(l)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(l)(i)	☒
Rule 12h-3(b)(l)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None.(2)

(1)
Although the duty to file reports under Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), has been terminated with respect to the Caterpillar Global Mining Legacy Savings Plan (the “Plan”), the duty of Caterpillar Inc. (the “Company”) to file reports under Section 13(a) or 15(d) remains with respect to the Company’s common stock, par value $1.00 per share (the “Common Stock”).

(2)
Effective April 1, 2016, the Plan merged with and into the Caterpillar Global Mining Legacy Hourly Employees’ Savings Plan, and no further offers or sales of Company Common Stock are being made through the Plan.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Caterpillar Global Mining Legacy Savings Plan has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

CATERPILLAR GLOBAL MINING LEGACY SAVINGS PLAN
Date: November 2, 2016	By:	/s/ LeAnne K. Moritz
	Name:	LeAnne K. Moritz
	Title:	Plan Administrator